UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.  )

                         Kestrel Energy, Inc.
                           (Name of Issuer)

                      Common Stock, No par value)
                    (Title of Class of Securities)

                              492545 10 8
                            (CUSIP Number)

                           S. Lee Terry, Jr.
                          Gorsuch Kirgis LLP
                          Tower I, Suite 1000
                         1515 Arapahoe Street
                        Denver, Colorado 80202
                            (303) 376-5000
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 4, 1997
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                         CUSIP No. 492545 10 8

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Samson Exploration N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Australia

Number of Shares         7)  Sole Voting Power       237,000
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  237,000
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     237,000

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     5.34%

14)  Type of Reporting Person

     IV

                             SCHEDULE 13D
                        SAMSON EXPLORATION N.L.


Item 1    Security and Issuer

          No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 2490, Denver, Colorado 80202

Item 2    Identity and Background

          (a)  Name:          Samson Exploration N.L.

          (b)  Business       Level 10, Exchange Plaza
               Address:       2 The Esplanade
                              Perth, Western Australia, 6000

          (c)  Principal
               Business and
               Place of
               Organization: An investment company registered in Australia

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

          (a)  Name:          Malcolm Alec Burne

          (b)  Business       Golden Prospect plc
               Address:       1st Floor, 143-149 Great Portland Street
                              London WIN 5FB
                              ENGLAND

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Managing Director - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British

          (a)  Name:          Neil Thacker MacLachlan

          (b)  Business       Hill Young & Associates
               Address:       Level 21, Governor Phillip Tower
                              1 Farrar Place
                              Sydney, NSW, 2000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British

          (a)  Name:          David Thorwald Cairns

          (b)  Business
               Address:       Resolute Limited
                              4th Floor, Griffin Centre
                              28 The Esplanade
                              Perth, WA, 6000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Geologist - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British

          (a)  Name:          Denis Ivan Rakich

          (b)  Business
               Address:       Samson Exploration N.L.
                              Level 10, Exchange Plaza
                              2 The Esplanade
                              Perth, WA, 6000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Company Secretary - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   Australian

Item 3.   Source and Amount of Funds or Other Consideration

          Through acquisitions of Shares made progressively since July 1995, the Reporting Person acquired an aggregate of 237,000 Shares as of December 4, 1997, more than 5% of the outstanding Shares of the Issuer. The Shares were acquired with working capital.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 237,000 Shares of Common Stock (5.34%) beneficially owned.

          (b)  Number of Shares as to which there is sole power to vote
          - 237,000; shared power to direct the vote - 0; sole power to direct the disposition - 237,000; shared power to direct the disposition - 0.

          (c) In the 60 day period prior to December 4, 1997, the Reporting Person made the following acquisitions in the open market: (i)On November 7, 1997, 12,500 Shares were purchased at $2.1902 per Share; (ii) On November 10, 1997, 7,500 Shares were purchased at $2.1808 per Share; (iii) On November 11, 1997, 5,000 Shares were purchased at $1.9553 per Share; (iv) On November 26, 1997, 15,000 Shares were purchased at $1.9811 per Share; and (v) On December 3, 1997, 20,000 Shares were purchased at $1.1521 per Share.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

                                 None.
                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SAMSON EXPLORATION N.L.


Date: September 10, 1999           By:/s/Denis I. Rakich
                                     Denis I. Rakich
                                     Corporate Secretary